SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                December 4, 2006

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X  Form 40-F
                                     ---           ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

      (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

      (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CORUS GROUP plc



Date: December 4, 2006                   By: Theresa Robinson
    -----------------------                  ----------------
                                         Name: Mrs Theresa Robinson
                                               Group Secretariat Co-ordinator

Corus Group plc

4 December 2006

           NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN
           PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME
            WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH
                                  JURISDICTION

        Corus Group plc ("Corus") - Adjournment of Court Meeting and EGM

At the Court Meeting and Extraordinary General Meeting of the shareholders of Corus (the "Meetings"), held earlier today in connection with the proposals for the acquisition of Corus by Tata Steel UK Limited ("Tata Steel"), the shareholders of Corus voted to adjourn the Meetings until 20 December 2006. The Meetings will be held at the Hilton London Metropole, 225 Edgware Road, London W2 1JU.

On 17 November 2006 Companhia Siderurgica Nacional ("CSN") announced that it had approached the Board of Corus regarding a proposal to acquire Corus at a price of 475 pence per ordinary share in cash. In the light of that announcement, the Meetings were adjourned in order to allow CSN some additional time to satisfy the pre-conditions set out in such announcement and to determine whether it will put forward a formal offer.

The Court Meeting has been adjourned until 10.00 a.m. on 20 December 2006 at the Hilton London Metropole, 225 Edgware Road, London W2 1JU and the Extraordinary General Meeting has been adjourned until 10.15 a.m., or as soon thereafter as the Court Meeting has been concluded or adjourned, on the same date and at the same venue as the Court Meeting.

Voting Results

The voting results in relation to the Court Meeting and Extraordinary General Meeting are summarised below:


Court Meeting

---------------------------------------------------------------------------------------------------------
Res'n         Description            For Votes         %                Against Votes    %
---------------------------------------------------------------------------------------------------------
1             To adjourn the         207,294,014       100              113              0
              meeting until 20
              December 2006
---------------------------------------------------------------------------------------------------------

Extraordinary General Meeting

--------------------------------------------------------------------------------------------------------------
Res'n         Description            For Votes         %                Against Votes    %        Abstentions
--------------------------------------------------------------------------------------------------------------
1             To adjourn the         264,881,039       100              1,163            0        0
              meeting until 20
              December 2006

--------------------------------------------------------------------------------------------------------------

Corus Shareholders who wish any existing instrument of proxy to remain in place should take no action. Unrevoked proxies will remain valid at the reconvened Court Meeting and EGM to be held on 20 December 2006 and at any adjournment of such reconvened meetings.

Any Corus Shareholder who no longer wishes any instrument appointing a Corus Director (or any other person) as their proxy to remain in place should (a) attend and vote at the reconvened Court Meeting and/or EGM in person, in which case their proxy will not be capable of exercising their votes, (b) revoke their existing proxy appointment and/or appoint a different person as their proxy with specific instructions on how to vote on any resolutions, or (c) provide different instructions to their existing proxy.

Corus Shareholders who have not yet appointed a proxy but who wish to vote at the reconvened Court Meeting and/or the EGM should either (a) attend and vote at the reconvened Court Meeting and/or EGM in person, or (b) appoint a proxy. As explained in the circular which was sent to shareholders on 10 November 2006 (the "Circular"), to be valid any proxies appointed to vote at the reconvened Court Meeting and/or EGM must be returned, whether by post or by hand, so as to arrive at the offices of the Company's Registrars, Lloyds TSB Registrars at least 48 hours prior to the time fixed for the relevant meeting. Therefore, in the case of the reconvened Court Meeting forms of proxy must be so returned by
10.00 a.m. on 18 December 2006. In the case of the reconvened EGM, forms of proxy must be so returned by 10.15 a.m. on 18 December 2006.

ADS Holders who wish any existing Voting Instruction Card to remain in place should take no action. Unrevoked ADS Voting Instruction Cards will remain valid at the reconvened Court Meeting and EGM to be held on 20 December 2006 and at any adjournment of such reconvened meetings. ADS Holders who have already returned a Voting Instruction Card to the Bank of New York and who wish to revoke those instructions or to provide different instructions should contact, in the case of registered ADS Holders, the Bank of New York, or, in the case of ADS Holders who hold their Corus ADSs indirectly, their bank, broker, financial institution or share plan administrator through which they hold their Corus ADSs.

ADS Holders who have not yet returned a Voting Instruction Card in accordance with the instructions set out in the Circular but who wish to do so in respect of the reconvened Court Meeting and/or EGM should complete a Voting Instruction Card and return it to the Bank of New York by 5.00 p.m. New York time on 13 December 2006 in accordance with the instructions set out in the Circular.

Any holders of interests in Corus Shares held via Euroclear Nederland who have validly given voting instructions or instructions to attend the Court Meeting or the EGM in person and who wish such instructions to remain in place should take no action. Any such unrevoked instructions will remain valid at the reconvened Court Meeting and EGM to be held on 20 December 2006 and at any adjournment of such reconvened meetings. Any holder of interests in Corus Shares held via Euroclear Nederland who no longer wishes such instructions to remain in place should contact the Dutch Paying Agent.

Any holders of interests in Corus Shares held via Euroclear Nederland who have not yet returned a Dutch Form of Proxy in accordance with the instructions set out in the Circular but who wish to do so in respect of the reconvened Court Meeting and/or EGM should complete and return a Dutch Form of Proxy to the Dutch Paying Agent by 5.00 p.m. Amsterdam time on 13 December 2006 in accordance with the instructions set out in the Circular.

Capitalised terms used, but not defined, in this announcement have the same meaning as given to them in the Circular.

The expected timetable of principal events for implementing the Scheme is now as follows:

------------------------------------------------------------------------------------------------------------
Event                                                   Time

------------------------------------------------------------------------------------------------------------
Latest time for receipt by the Dutch Paying Agent of    5.00 p.m. (Amsterdam time) on 13 December 2006
Dutch Forms of Proxy for the Court Meeting and EGM

------------------------------------------------------------------------------------------------------------
Latest time for receipt by the ADS Depositary of        5.00 p.m. (New York time) on 13 December 2006
completed ADS Voting Instruction Cards from
registered holders of Corus ADSs

------------------------------------------------------------------------------------------------------------
Latest time for lodging Forms of Proxy for the Court    10.00 a.m. on 18 December 2006
Meeting (blue form)

------------------------------------------------------------------------------------------------------------
Latest time for lodging Forms of Proxy for the          10.15 a.m. on 18 December 2006
Extraordinary General Meeting (white form)

------------------------------------------------------------------------------------------------------------
Voting Record Time                                      6.00 p.m. on 18 December 2006

------------------------------------------------------------------------------------------------------------
Court Meeting                                           10.00 a.m. on 20 December 2006

------------------------------------------------------------------------------------------------------------
EGM                                                     10.15 a.m. on 20 December 2006 (or, if later,
                                                        immediately after the conclusion of the Court
                                                        Meeting)

------------------------------------------------------------------------------------------------------------
The following dates are indicative only and will depend, among other things, on the dates upon which the
Court sanctions the Scheme and confirms the Reduction of Capital

------------------------------------------------------------------------------------------------------------
Latest time for lodging Loan Note Forms of Election     11.00 a.m. on 14 January 2006
(green form)

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
Court Hearing to sanction the Scheme                    15 January 2006

------------------------------------------------------------------------------------------------------------
Last day of dealings in, and for registration of        15 January 2006
transfers of, Corus Shares (both in London and
Amsterdam) and Corus ADSs

------------------------------------------------------------------------------------------------------------
Dealings in Corus Shares suspended in Amsterdam         5.30 p.m. (Amsterdam time) on 15 January 2006

------------------------------------------------------------------------------------------------------------
Dealings in Corus Shares suspended in London            5.00 p.m. (London time) on 15 January 2006

------------------------------------------------------------------------------------------------------------
Dealings in Corus ADSs suspended                        5.00 p.m. (New York time) on 15 January 2006

------------------------------------------------------------------------------------------------------------
Scheme Record Time                                      6.00 p.m. on 15 January 2006

------------------------------------------------------------------------------------------------------------
Court hearing to confirm the Reduction of Capital       16 January 2006

------------------------------------------------------------------------------------------------------------
Effective Date of the Scheme                            17 January 2006

------------------------------------------------------------------------------------------------------------
Latest date for despatch of cheques and settlement      Within 14 days after the Effective Date
through CREST

------------------------------------------------------------------------------------------------------------


Enquiries
Corus Group plc
Emma Tovey, Director, Investor Relations
Tel: +44 (0)20 7717 4504

Brunswick (PR adviser to Corus)
Kevin Byram, Partner
Tel: +44 (0)20 7396 5352



The Corus Directors accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Corus Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

CSN has not approved the release of this announcement nor agreed its contents. There can be no certainty that an offer will be made by CSN (even if the pre-conditions referred to above are satisfied or waived) nor as to the terms on which any offer might be made.

The distribution of this announcement in or into jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom and into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

Corus is currently subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the US Securities and Exchange Commission (the 'SEC'). Reports and other information filed by Corus with the SEC may be inspected and copies taken at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, DC 20549, United States. Copies of such material may also be obtained by mail from the Branch of Public Reference of the SEC at 100 F Street, N.E., Washington, DC 20549, United States at prescribed rates and, with respect to certain reports and information, free of charge on the SEC's website at www.sec.gov. In addition, such material may be obtained from the website of the New York Stock Exchange at www.nyse.com.

This announcement includes 'forward looking statements' under the United States securities laws, including statements about the expected timing of the Acquisition. Forward-looking statements include, without limitation, statements that typically contain words such as 'will', 'may', 'should', 'continue', 'aims', 'believes', 'expects', 'estimates' 'intends', 'anticipates', 'projects', 'plans' or similar expressions. By their nature, forward-looking statements involve known or unknown risks and uncertainties because they relate to events and depend on circumstances that all occur in the future. Actual results may differ materially from those expressed in the forward-looking statements depending on a number of factors. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants. The forward-looking statements contained in this announcement are made as of the date hereof and Corus assumes no obligation and does not intend publicly to update or revise these forward-looking statements, whether as a result of future events, new information or otherwise except as required pursuant to applicable law.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of Corus, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Corus, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Corus by Tata Steel, CSN or Corus, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, van be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks in the preceding paragraphs are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.